
03010108

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


RECD S.E.C.
FEB 12 2003
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Sequoia Residential Funding, Inc.
(Exact Name of Registrant as Specified in Charter)

00001176320
(Registrant CIK Number)

Form 8-K for February 12, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-90772-01
~~333-100520~~
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

PROCESSED
FEB 21 2003
THOMSON
FINANCIAL

69496
Sequoia 2003-1
Form SE (Collateral Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mill Valley, State of California, on February 12, 2003.

SEQUOIA RESIDENTIAL FUNDING, INC.



By: ______________________

Name: JOHN. H. ISBRANDTSEN

Title: VICE PRESIDENT

<u>Exhibit Index</u>

IN ACCORDANCE WITH RULE 311(H) REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

SEQUOIA RESIDENTIAL FUNDING, INC.

Sequoia Mortgage Trust 12

Selection Criteria: All records

Table of Contents

1. Principal Balance ($) Non-Conforming Georgia Loans Only

Principal Balance ($) Non-Conforming Georgia Loans Only	Number of Mortgage Loans	Total Balance	% of Total Balance
300,000.01	12	3,995,092.30	12.71
350,000.01	10	3,785,459.39	12.04
400,000.01	8	3,452,045.40	10.98
450,000.01	8	3,790,992.00	12.06
500,000.01	2	1,009,995.62	3.21
550,000.01	3	1,757,000.00	5.59
600,000.01	3	1,941,827.71	6.18
650,000.01	2	1,340,184.00	4.26

700,000.01	2	1,495,307.18	4.76
800,000.01	1	850,000.00	2.7
850,000.01	1	900,000.00	2.86
950,000.01	1	957,500.00	3.05
1,200,000.	1	1,250,000.00	3.98
1,350,000.	1	1,400,000.00	4.45
1,500,000.	1	1,509,000.00	4.8
1,950,000.	1	2,000,000.00	6.36
Total:	**57**	**31,434,403.60**	**100**

Minimum: 325,000
Maximum: 2,000,000
Average: 551,481

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2. Geographic Distribution by Balance - over $500k only (Combined Groups)

Geographic Distribution by Balance - over $500k only (Combined Groups)	Number of Mortgage Loans	Total Balance	% of Total Balance
California	147	116,556,870.47	28.14
Florida	65	58,631,266.41	14.16
New York	31	38,356,005.57	9.26
Massachus	28	23,593,286.00	5.7
Illinois	22	19,439,034.38	4.69
New Jerse	23	16,726,400.00	4.04
Georgia	19	16,410,814.51	3.96

Connecticu	18	15,611,169.78	3.77
Maryland	16	12,543,725.74	3.03
Colorado	15	10,011,089.05	2.42
Texas	10	9,642,274.45	2.33
North Caro	14	9,184,994.52	2.22
Arizona	13	8,307,899.99	2.01
Washingto	8	7,748,324.53	1.87
Minnesota	9	6,880,700.00	1.66
Virginia	10	6,836,217.48	1.65
South Caro	8	5,226,958.14	1.26
Utah	6	4,496,343.36	1.09
Pennsylvan	6	4,118,040.89	0.99
Ohio	5	3,193,894.53	0.77
Nevada	2	3,110,000.00	0.75
Michigan	4	3,088,500.00	0.75
Hawaii	3	2,635,000.00	0.64
Oregon	4	2,574,699.99	0.62
District of C	3	2,464,593.23	0.6
Tennessee	2	2,180,000.00	0.53
Mississippi	1	810,000.00	0.2
Indiana	1	736,000.00	0.18
Idaho	1	650,000.00	0.16
Kansas	1	650,000.00	0.16
Delaware	1	644,000.00	0.16
Missouri	1	585,475.00	0.14
Louisiana	1	520,000.00	0.13
Total:	**498**	**414,163,578.02**	**100**

Number of States Represented: 33

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3. Geographic Distribution by Balance - over $500k only (Group 1)

Geographic	Number of		% of

Distribution by Balance - over $500k only (Group 1)	Mortgage Loans	Total Balance	Total Balance
California	120	93,640,545.70	26.99
Florida	55	51,227,666.41	14.77
New York	27	34,136,005.57	9.84
Massachus	24	20,612,286.00	5.94
Illinois	19	17,292,534.38	4.98
Georgia	18	15,904,818.89	4.58
Connecticu	15	12,861,169.78	3.71
Maryland	15	11,921,725.74	3.44
New Jerse	15	10,688,700.00	3.08
Colorado	15	10,011,089.05	2.89
North Caro	13	8,569,994.52	2.47
Texas	8	7,128,274.45	2.05
Washingto	7	6,748,324.53	1.95
Arizona	10	6,048,199.99	1.74
Minnesota	7	5,537,000.00	1.6
South Caro	8	5,226,958.14	1.51
Utah	6	4,496,343.36	1.3
Virginia	6	3,833,000.00	1.1
Pennsylvar	5	3,568,118.45	1.03
Ohio	5	3,193,894.53	0.92
Michigan	4	3,088,500.00	0.89
Nevada	1	2,160,000.00	0.62
Hawaii	2	1,800,000.00	0.52
District of C	2	1,564,593.23	0.45
Oregon	2	1,125,500.00	0.32
Mississippi	1	810,000.00	0.23
Indiana	1	736,000.00	0.21
Idaho	1	650,000.00	0.19
Kansas	1	650,000.00	0.19
Tennessee	1	600,000.00	0.17

Missouri	1	585,475.00	0.17
Louisiana	1	520,000.00	0.15
Total:	**416**	**346,936,717.72**	**100**

Number of States Represented: 32

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4. Geographic Distribution by Balance - over $500k only (Group 2)

Geographic Distribution by Balance - over $500k only (Group 2)	Number of Mortgage Loans	Total Balance	% of Total Balance
California	27	22,916,324.77	34.09
Florida	10	7,403,600.00	11.01
New Jerse	8	6,037,700.00	8.98
New York	4	4,220,000.00	6.28
Virginia	4	3,003,217.48	4.47
Massachus	4	2,981,000.00	4.43
Connecticu	3	2,750,000.00	4.09
Texas	2	2,514,000.00	3.74
Arizona	3	2,259,700.00	3.36
Illinois	3	2,146,500.00	3.19
Tennessee	1	1,580,000.00	2.35
Oregon	2	1,449,199.99	2.16
Minnesota	2	1,343,700.00	2
Washingto	1	1,000,000.00	1.49
Nevada	1	950,000.00	1.41
District of (	1	900,000.00	1.34

Hawaii	1	835,000.00	1.24
Delaware	1	644,000.00	0.96
Maryland	1	622,000.00	0.93
North Caro	1	615,000.00	0.91
Pennsylvai	1	549,922.44	0.82
Georgia	1	505,995.62	0.75
Total:	**82**	**67,226,860.30**	**100**

Number of States Represented: 22

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5. Current Loan-to-Value Ratio (%) - over $500k only (Combined)

Current Loan-to-Value Ratio (%) - over $500k only (Combined)	Number of Mortgage Loans	Total Balance	% of Total Balance	Weighted Average Effective LTV
10.01 - 20.	4	2,618,873.44	0.63	19.6
20.01 - 30.	11	8,684,964.11	2.1	27.3
30.01 - 40.	27	22,737,733.77	5.49	36.9
40.01 - 50.	48	43,795,744.55	10.57	46.9
50.01 - 60.	85	85,874,403.21	20.73	56.1
60.01 - 65.	44	32,071,500.07	7.74	63.3
65.01 - 70.	72	52,774,812.49	12.74	68.3
70.01 - 75.	42	35,616,382.63	8.6	73.1
75.01 - 80.	151	115,494,770.12	27.89	78.6
85.01 - 90.	1	693,000.00	0.17	70
90.01 - 95.	2	1,380,000.00	0.33	69.8

95.01 - 10(	10	10,683,717.49	2.58	69.9
100.01 >=	1	1,737,676.14	0.42	70
Total:	**498**	**414,163,578.02**	**100**	**63.6**

Minimum: 18.39

Maximum: 102.22

Weighted Average by Current Balance: 64.65

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6. Current Loan-to-Value Ratio (%) - over $500k only (Group 1)

Current Loan-to-Value Ratio (%) - over $500k only (Group 1)	Number of Mortgage Loans	Total Balance	% of Total Balance	Weighted Average Effective LTV
10.01 - 20.	2	1,414,873.44	0.41	19.4
20.01 - 30.	11	8,684,964.11	2.5	27.3
30.01 - 40.	24	20,917,811.33	6.03	37
40.01 - 50.	36	34,565,744.55	9.96	47
50.01 - 60.	74	75,054,103.22	21.63	56.1
60.01 - 65.	39	28,211,213.43	8.13	63.4
65.01 - 70.	59	43,363,416.87	12.5	68.3
70.01 - 75.	36	30,334,682.63	8.74	72.9
75.01 - 80.	123	93,347,005.65	26.91	78.8
85.01 - 90.	1	693,000.00	0.2	70
90.01 - 95.	2	1,380,000.00	0.4	69.8
95.01 - 10(	9	8,969,902.49	2.59	69.9
Total:	**416**	**346,936,717.72**	**100**	**63.3**

Minimum: 18.39
Maximum: 100.00
Weighted Average by Current Balance: 64.25

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7. Current Loan-to-Value Ratio (%) - over $500k only (Group 2)

Current Loan-to-Value Ratio (%) - over $500k only (Group 2)	Number of Mortgage Loans	Total Balance	% of Total Balance	Weighted Average Effective LTV
10.01 - 20.	2	1,204,000.00	1.79	19.7
30.01 - 40.	3	1,819,922.44	2.71	35.6
40.01 - 50.	12	9,230,000.00	13.73	46.3
50.01 - 60.	11	10,820,299.99	16.1	56.7
60.01 - 65.	5	3,860,286.64	5.74	62.2
65.01 - 70.	13	9,411,395.62	14	68.7
70.01 - 75.	6	5,281,700.00	7.86	73.9
75.01 - 80.	28	22,147,764.47	32.94	78
95.01 - 10(	1	1,713,815.00	2.55	70
100.01 >=	1	1,737,676.14	2.58	70
Total:	**82**	**67,226,860.30**	**100**	**65.1**

Minimum: 19.45
Maximum: 102.22
Weighted Average by Current Balance: 66.74

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